UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June 2023

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bengaluru - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

INFOSYS PRESS RELEASE
INDEX TO EXHIBITS
EXHIBIT 99.1

Infosys Press release

Infosys Limited, a company organized under the laws of the Republic of India ("Infosys", or the "Company"), hereby furnishes with the United States Securities and Exchange Commission this Report on Form 6-K regarding the Press release dated June 26, 2023 titled “Danske Bank Selects Infosys as Strategic Partner to Accelerate Digital Transformation” together with Disclosure under SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

A copy of the Press release as disseminated by Infosys Limited to the stock exchanges in this regard is attached to this Form 6-K as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited

Date: June 28, 2023	Inderpreet Sawhney General Counsel and Chief Compliance Officer

INDEX TO EXHIBITS

Exhibit No.	Description of Document
99.1	Infosys Press release dated June 26, 2023